October 29, 2010

JoAnn M. Strasser, Esq.
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202-4089

Re: Edgartown Trust
     File Nos. 333-169806 and 811-22483

Dear Ms. Strasser:

    On October 7, 2010, you filed a registration statement on Form N-1A for the Edgartown Trust (the "Trust"), which includes one series, the Copeland Risk Managed Dividend Growth Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

 PROSPECTUS:

Cover Page

1.   As the Fund's name includes the term "Risk Managed," please disclose the policy for managing the risk level of the Fund. See Section 35(d) of the Investment Company Act of 1940. Also, since the Fund's name includes the term "Dividend Growth," please include a policy of investing, under normal circumstances, at least 80% of the Fund's net assets, plus borrowings for investment purposes, in dividend paying securities that are increasing their dividends. See Rule 35d-1(a)(2) of the Investment Company Act of 1940.

2.   The cover page is required to include the Fund's name, classes and ticker symbol, along with the date of the prospectus and the statement required by Rule 481(b)(1) under the Securities Act of 1933. See Item 1(a) of Form N-1A. Any additional information that may obscure or impede understanding of this required information is discouraged. Accordingly, please delete the reference to "Advised by: Copeland Capital Management, LLC," as well as the adviser's address. Also, please delete the website address, the two telephone numbers, and the statement "This Prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference." See General Instruction C.3(b) to Form N-1A.

Fund Summary

Fees and Expenses of the Fund:

3.   Please disclose in the Shareholder Fees section of the table the Fund's $15 fee for "Redemptions by Wire." See Instruction 2(b) to Item 3 of Form N-1A.

4.   Please modify Footnote 2 of the table to reflect that Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year, and modify the language of Footnote 2 from its current "The operating expenses in this fee table. . ." to "The total annual fund operating expenses in this fee table. . ." See Instructions 3(f)(vi) and 3(f)(vii) to Item 3 of Form N-1A.

5.   A Fund may add two captions to the table relative to expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one calendar year from the effective date of the Fund's registration statement. Footnote 3 states that the Fund's adviser has agreed to reduce fees and absorb expenses of the Fund "at least until _____, 2011." Please ensure that this date is no less than one calendar year from the effective date of the registration statement if this agreement is to be referenced in the table and footnote. See Instruction 3(e) to Item 3 of Form N-1A.

Summary - Principal Investment Strategies

6.   The Fund states that it "seeks to achieve its investment objectives by producing returns that track those of the Copeland Risk Managed Dividend Growth Index (CDGX), a publicly-available index published by NASDAQ." This would appear to be more a description of an investment goal or objective, rather than an explanation of the strategies the Fund will employ to achieve "long-term capital appreciation and income" that is similar to that produced by the Index. Please provide an explanation of how the Fund will attempt to produce returns that it expects will mirror those of the Index.

Summary - Principal Investment Risks

7.   This section describes "Turnover Risk" as a principal investment risk of the Fund. In addition to the resultant higher transactional and brokerage costs disclosed in this section, please include a statement relative to the tax consequences that higher turnover may impose on taxable accounts, and the impact that these higher costs may have on investment performance.

Summary - Tax Information

8.   Please provide a statement to the effect that, with regard to an IRA and a 401(k), the Fund's dividends and capital gain distributions may be taxable upon their eventual withdrawals from these tax-deferred vehicles.

Investment Objectives

9.   Please amend the statement that "The Fund's investment objectives may be changed by the Fund's Board of Trustees..." to include the phrase "without shareholder approval." See Item 9 (a) of Form N-1A.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Principal Investment Strategies

10.   The disclosure in this section is excessively complex. Please revise this section in plain English, and summarize the discussion in the Risk/Return Summary earlier in the prospectus.

Principal Investment Risks

11.   Sampling strategies and replication strategies are referenced as factors which will influence the "Return Tracking Risk" of the Fund. These strategies therefore appear to be principal investment strategies of the Fund. Accordingly, please include a narrative in the Risk/Return Summary under "Principal Investment Strategies" describing each of these strategies and how the adviser intends to implement them in the management of the Fund.

Management: Investment Adviser

12.   Please describe the investment adviser's experience as an investment adviser. See Item 10(a)(1)(i) of Form N-1A.

Copeland Risk Managed Dividend Growth Index

13.   Please provide us with more detailed information regarding the CDGX Index (the "Index"). Specifically, please advise us as to whether the Index has been in existence for the entire 10 years and 9 months shown in the performance table, or if the methodology has a more recent origin, so that several years of performance represent hypothetical back-testing by the Index sponsor. Also, please advise us whether the Index has been audited or verified each year in this 10 year and 9 month time span and, if so, by whom. Additionally, please provide us with specific details of the current composition of the Index, the frequency of changes to the Index, and any other information that you believe to be an important characteristic of the Index. Finally, please disclose what is meant by the "Trailing Periods Rate of Return" heading of the second performance table in this section.

Distribution of Shares

14.   With regard to the Fund's 12b-1 Plan, please provide a statement that, because these fees are paid out of the Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment. See Item 12(b)(2) of Form N-1A.

Notice of Privacy Policy & Practices

15.   The statement is part of the inside of the back cover of the prospectus. Please delete the statement "The Privacy Policy is not part of this Prospectus."

STATEMENT OF ADDITIONAL INFORMATION:

Cover Page

16.   Please add the ticker symbol to this page when available. See Item 14(a)(2) of Form N-1A.

Non-Principal Investment Strategies: Derivatives

17.   Although the Fund considers derivatives to be a non-principal investment strategy which it intends to employ "[o]n a very limited basis," the Statement of Additional Information contains nearly seven pages of general information regarding derivatives. Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Disclosure of Portfolio Holdings

18.   In the third paragraph of this section, please identify by name the Transfer Agent, Fund Accounting Agent, and Custodian to whom this information will be disseminated daily. Also identify the various other third parties who will be provided this information on an as-needed basis, including legal counsel, proxy voting services, pricing services, and printers. See Item 16(f)(2) of Form N-1A.

Trustee Qualifications

19.   In the tables of Independent Trustees and Interested Trustees and Officers, please show "Other Directorships Held by Trustee *in Past 5 Years*." See Item 17(b)(3)(ii) of Form N-1A.

Board Committees: Audit Committee

20.   In the paragraph labeled *Board Leadership Structure*, the Audit Committee is described as performing the duties of a nominating committee when necessary. Please state whether the Audit Committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders when submitting recommendations. See Item 17(b)(2)(iv) of Form N-1A.

GENERAL COMMENTS:

21.   Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

22.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

23.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

24.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

25.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

26.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure,. they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Law Clerk